UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number 333-226596

Suzano Papel e Celulose S.A.

(Exact name of registrant as specified in its charter)

SUZANO PAPER AND PULP INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Enclosures:

Exhibit 99.1	–	Material Fact, regarding the declaration of effectiveness issued by the U.S. Securities and Exchange Commission with respect to the registration statement filed by Suzano Papel e Celulose S.A. on Form F-4 with respect to the proposed Fibria business combination transaction.

Exhibit 99.2	–	Call Notice, inviting the Shareholders of Suzano Papel e Celulose S.A. to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m., at the registered office of Suzano, to consider and vote on the agenda described therein.

Exhibit 99.3	–	Management Proposal of Suzano with respect to the Extraordinary Shareholders Meeting, together with its appendices.

Exhibit 99.4	–	Proxy Statement with respect to the Shareholders Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

SUZANO PAPEL E CELULOSE S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name: Marcelo Feriozzi Bacci
Title: Chief Financial Officer and Investor Relations Director